                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  SYNAVANT INC.
                     ---------------------------------------
                            (Name of Subject Company)

                                  SYNAVANT INC.
                     ---------------------------------------
                        (Name of Person Filing Statement)

                     Common Stock, $0.01 par value per share
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    87157A105
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Wayne P. Yetter
                                  SYNAVANT Inc.
                       3445 Peachtree Road, NE, Suite 1400
                             Atlanta, Georgia 30326

                                 (404) 841-4000
                    -----------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                                 With Copies To:


      Elizabeth O. Derrick, Esq.                 Vincent J. Napoleon, Esq.
 Womble Carlyle Sandridge & Rice, PLLC                 SYNAVANT Inc.
1201 West Peachtree Street, Suite 3500      3445 Peachtree Road, NE, Suite 1400
        Atlanta, Georgia 30309                     Atlanta, Georgia 30326
            (404) 872-7000                             (404) 841-4000


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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NEWS RELEASE
                                                                 [SYNAVANT LOGO]

For Immediate Release



Contact: Cliff Farren                                Mary Stuart
         Investor Relations                          Media Relations
         + 1 404 841 5323                            + 1 404 841 4142


       SYNAVANT ANNOUNCES RECEIPT OF $3.15 PER SHARE PROPOSAL FROM CEGEDIM


ATLANTA, GA, May 14, 2003 -- SYNAVANT Inc. (Nasdaq:SNVT), a global leader in pharmaceutical Customer Relationship Management (CRM) and Interactive Marketing
(IM) services for the biopharmaceutical industry, today announced that it received a proposal yesterday, May 13, 2003, from Cegedim SA, ("Cegedim") to acquire all of SYNAVANT's outstanding common stock for $3.15 per share in cash. On May 9, 2003, SYNAVANT announced it had entered into a definitive agreement with Dendrite International, Inc. ("Dendrite") (Nasdaq: DRTE) for Dendrite to purchase all of the issued and outstanding SYNAVANT stock at a price of $2.83 per share in cash.

In accordance with its merger agreement with Dendrite, the SYNAVANT board of directors has authorized the company's management and advisors to enter into discussions and negotiations with Cegedim regarding its proposal. This authorization does not constitute approval or recommendation of Cegedim's bid by SYNAVANT's board of directors nor has the SYNAVANT board withheld, withdrawn, modified or changed its approval or its recommendation in favor of the Dendrite transaction.

There can be no assurance of the outcome of the negotiations with Cegedim or of the steps Dendrite, Cegedim or SYNAVANT may take in the future.



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This news release is for informational purposes only. It does not constitute an offer to purchase shares of SYNAVANT's common stock or a solicitation/recommendation statement under the rules and regulations of the SEC. Dendrite intends to file with the SEC a tender offer statement on Schedule TO (including an offer to purchase, letter of transmittal and related tender offer documents) and SYNAVANT intends to file a solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information and SYNAVANT shareholders are advised to read these documents carefully, when filed, before making any decisions with respect to the tender offer. These documents are being provided by SYNAVANT and Dendrite to SYNAVANT shareholders at no expense to such shareholders and also may be obtained without cost at the SEC's Website, www.sec.gov.


ABOUT SYNAVANT

SYNAVANT Inc. guides biopharmaceutical and healthcare companies globally to greater business success by accelerating the adoption of advances in healthcare around the world. SYNAVANT accomplishes this by designing, building and supporting a wide range of knowledge-based solution sets, that bring together leading-edge technology, proven data management competence, a full range of specialist services - including hardware services and computer systems validations - and over 30 years of healthcare expertise. Its comprehensive, global solutions include pharmaceutical Customer Relationship Management (CRM) and eBusiness applications, interactive marketing, server and database management, dedicated local helpline support, training, telemarketing, sample management, and product-recall services. SYNAVANT is headquartered in Atlanta, GA, USA and has offices in 21 countries. Additional information is available at http://www.synavant.com.

                                       ###

This press release contains forward-looking statements within the meaning of the Securities Act of 1933, as amended. Actual results may differ materially from those expected because of various risks and uncertainties, including, but not limited to, the uncertainty of whether any further negotiations with Cegedim will result in a superior bid to Dendrite's bid and the risk that Dendrite may be successful in its litigation against SYNAVANT and Cegedim. Notwithstanding any statement in this press release, SYNAVANT acknowledges that the safe harbor for forward-looking statements under Section 21E of the Securities Exchange Act of 1934, as amended, added by the Private Securities Litigation Reform Act of 1995, does not apply to forward-looking statements made in connection with a tender offer.


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